EXHIBIT 12.1

AERCAP HOLDINGS N.V. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF RATIOS
(U.S. dollars in thousands, except ratio amounts)

	Year Ended December 31,
	2010	2011	2012	2013	2014	Q1 2015
Fixed charges
Interest expense	233,985	292,486	286,019	226,329	780,349	287,605
Capitalized interest	7,978	4,439	2,616	7,455	80,328	5,395
Portion of rent expense representative of interest	762	732	698	712	4,597	1,840
Total fixed charges	242,725	297,657	289,333	234,496	865,274	294,840

Earnings:
Income from continuing operations before income tax	258,226	230,051	154,879	310,791	916,898	355,492
Distributed income from equity investees	—	—	1,848	4,324	25,158	—
Fixed charged from above	242,725	297,657	289,333	234,496	865,274	294,840
Less capitalized interest from above	(7,978)	(4,439)	(2,616)	(7,455)	(80,328)	(5,395)
Amortization of capitalized interest	2,055	2,467	2,743	2,838	3,010	838
Earnings (as defined)	495,028	525,736	446,187	544,994	1,730,012	645,775

Ratio of earnings to fixed charges	2.04	1.77	1.54	2.32	2.00	2.19